Exhibit 99.1

ASX ANNOUNCEMENT 18 FEBRUARY 2025

RAD to participate in B. Riley Securities Precision Oncology & Radiopharma Investor Conference

Sydney, Australia – 18 February 2025 – Radiopharm Theranostics (ASX:RAD, NASDAQ: RADX “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, is pleased to announce that the Company will present at the B. Riley Securities Precision Oncology & Radiopharma Investor Conference.

The event will be held on 28 February 2025 in New York, featuring more than 35 small-to-mid cap public and private biopharma and med-tech companies focused on a range of life-saving therapies and imaging modalities.

A mix of institutional and professional investors will be in attendance, with various fireside chats and key opinion leader discussions to take place, in addition to presentations from the participating companies and individual investor meetings.

A copy of RAD’s presentation for the event will be released at the time of the conference.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm has been listed on ASX (RAD) since November 2021 and on the Nasdaq (RADX) since November 2024. The company has a deep pipeline of highly differentiated molecules spanning peptides, small molecules and monoclonal antibodies for use in cancer, in pre-clinical and clinical stages of development. The pipeline has been built based on the potential to be first-to-market or best-in-class. The clinical program includes one Phase II and three Phase I trials in a variety of solid tumour cancers including brain, lung, breast and pancreas. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889